PURCHASE AGREEMENT

PURCHASE AGREEMENT made as of June 2, 2025 (this "**Agreement**"), between the buyer entities set forth on the signature pages hereto (each a "**Buyer**" and collectively, the "**Buyers**") and the seller entity set forth on the signature pages hereto (the "**Seller**").

WHEREAS, Seller owns in the aggregate 353,334 common shares, no par value (the "**Purchased Shares**"), of Starz Entertainment Corp. (f/k/a Lions Gate Entertainment Corp.), a corporation organized under the laws of British Columbia (the "**Company**");

WHEREAS, Seller desires to sell all of Seller's right, title and interest in and to the Purchased Shares on the terms and conditions contained herein; and

WHEREAS, Buyers desire to purchase the Purchased Shares from Seller for an aggregate purchase price of US $5,000,000 on the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and promises hereinafter set forth, the parties hereby agree as follows:

Section 1.   **Purchase and Sale of the Purchased Shares**.

(a)   **Offer, Purchase and Sale of the Purchased Shares**. Subject to the terms and conditions set forth in this Agreement, (i) each Buyer hereby offers to purchase the amount of the Purchased Shares from Seller as set forth on Annex I hereto, (ii) Seller accepts the applicable Buyer's offer to purchase the amount of the Purchased Shares indicated next to the applicable Buyer's name as set forth on Annex I hereto (the "**Applicable Purchased Shares**") and agrees to sell, transfer, convey, assign and deliver at the Closing (as defined below) to such Buyer the Applicable Purchased Shares and (iii) each Buyer agrees to purchase and accept at Closing from Seller, the Applicable Purchased Shares for the price set forth next to its name under the caption "Applicable Purchase Price" on Annex I hereto (the "**Applicable Purchase Price**").

(b)   **Closing; Delivery**.

(i)   **The Closing**. The closing of the purchase and sale of the Purchased Shares pursuant to this Agreement (the "**Closing**") shall take place virtually on the date of this Agreement immediately following the execution of this Agreement, or at such time and date as Buyers and Seller shall mutually agree in writing (including by e-mail).

(ii)   **Delivery**. At the Closing, Seller shall transfer to and deliver to each applicable Buyer the Applicable Purchased Shares (by placing, or causing BofA Securities, Inc. to place, the necessary irrevocable transfer instructions with the automated system for deposits and withdrawals of securities at the Depository Trust Company), and shall provide to the applicable Buyer any instruments or documents necessary to document such transfer, against delivery to Seller of the Applicable Purchase Price, by a wire transfer of immediately available funds to the account specified therefor by Seller on Exhibit A hereto, including without limitation, if requested by a Buyer, an instrument duly endorsed in blank for transfer, or an irrevocable stock power.

Section 2.   **Representations and Warranties of Seller**. Seller hereby represents and warrants to each Buyer that:

(a)   **Due Authorization**. Seller has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal and binding agreement of Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors' rights generally or general principles of equity.

(b)   **No Conflicts**. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not as of the date hereof (i) violate the organizational documents of Seller, (ii) violate any material agreement to which Seller is a party or by which Seller or any of its property or assets is bound or (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Seller.

(c)   **Valid Title etc**. Seller is the record or beneficial owner, as applicable, of the Purchased Shares, and has good, valid and marketable title to all of the Purchased Shares, free and clear of any and all Encumbrances (other than as set forth in the Investor Rights Agreement, dated as of May 6, 2025 (the "**IRA**"), among the Company, Seller and the other parties thereto, and the Voting Agreement, dated as of May 6, 2025 (the "**VA**"), among the Company, Seller and the other parties thereto) and at the Closing, shall transfer to each Buyer the Applicable Purchased Shares and all legal and beneficial right, title and interest in and to the Applicable Purchased Shares free and clear of any and all Encumbrances (other than as set forth in the IRA and the VA). Seller has the sole right to dispose or direct the disposition of the Purchased Shares. For purpose of this Section 2(d), the term "**Encumbrances**" shall mean any security interest, claim, pledge, lien, charge, voting agreement, mortgage, conditional sale agreement, title retention agreement, option, adverse claim of ownership or use, any restriction on ownership, use, voting or transfer, or any other encumbrance of any kind, character or description whatsoever.

(d)   **Public Disclosure**. Seller acknowledges that each Buyer is obligated to disclose and file a copy of this Agreement pursuant to US and Canadian securities laws and agrees that nothing in this Agreement shall restrict any Buyer's or its affiliates' ability to make such disclosures or filings.

(e)   **No Brokers**. No agent, broker, investment banker, person or firm is or shall be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated by this Agreement based in any way on any arrangements, agreements or understandings made by or on behalf of Seller or any affiliate thereof.

Section 3.   **Representations and Warranties of Buyer**. Each Buyer hereby represents and warrants to Seller, severally but not jointly, that:

(a)   **Due Authorization**. Buyer has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes the legal and binding agreement of Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors' rights generally or general principles of equity.

(b)   **No Conflicts**. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not as of the date hereof (i) violate the organizational documents of Buyer, (ii) violate any material agreement to which Buyer is a party or by which Buyer or any of its property or assets is bound, or (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Buyer.

(c)   **Public Disclosure**. Buyer acknowledges that Seller is obligated to disclose and file a copy of this Agreement pursuant to US and Canadian securities laws, as applicable, and agrees that nothing in this Agreement shall restrict Seller's or its affiliates' ability to make such disclosures or filings.

(d)   **No Brokers**. No agent, broker, investment banker, person or firm is or shall be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated by this Agreement based in any way on any arrangements, agreements or understandings made by or on behalf of Buyer or any affiliate thereof.

Section 4.   **General Provisions**.

(a)   **Reasonable Best Efforts; Further Assurances**. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable law to consummate the transactions contemplated by this Agreement. The parties hereto agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b)   **Material Information**. Each party hereto has conducted its own investigation with respect to the Purchased Shares and acknowledges that the other party(s) hereto may be in possession of material, nonpublic information regarding the Company and agrees that no other party hereto shall have any obligation to disclose such information. The parties acknowledge and agree that no party hereto will have any liability, including any liability under the securities laws or other laws, rules and regulations, to such other party(-ies) hereto or their affiliates whatsoever due to or in connection with such party's use or non-disclosure of any information relating to the Company and its subsidiaries or otherwise in connection with the transaction, and each party hereto irrevocably waives any claim that it might have based on the failure of any party hereto to disclose such information.

(c)   **Expenses**. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(d)   **Notices**. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail transmission, so long as a receipt of such e-mail is requested and received and shall be given),

if to Seller, to:

> Discovery Lightning Investments Ltd.
> c/o Warner Bros. Discovery, Inc.
> 230 Park Avenue South
> New York, NY 10003
> Attention: Fraser Woodford
> E-mail: Fraser.Woodford@wbd.com

with copies (which shall not constitute notice) to:

> Warner Bros. Discovery, Inc.
> 230 Park Avenue South
> New York, NY 10003
> Attention: Haley Park
> E-mail: Haley.Park@wbd.com

> and

> Debevoise & Plimpton LLP
> 66 Hudson Boulevard E
> New York, NY 10001
> Attention: Jonathan E. Levitsky
>   Benjamin R. Pedersen
> E-mail: jelevitsky@debevoise.com
>   brpeders@debevoise.com

if to Buyers, to:

> MHR Fund Management LLC
> 40 West 57th Street, Floor 24
> New York, NY 10019
> Attention: Janet Yeung
> Facsimile No.: (212) 262-9356
> Email: jyeung@mhrfund.com

with a copy (which shall not constitute notice) to:

> Clifford Chance
> Two Manhattan West
> 375 9th Ave.
> New York, NY 10001
> Attention: David I. Schultz

Email: David.Schultz@CliffordChance.com

or such other address or email as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a business day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day.

(e) **Binding Agreement and Assignment; Third Party Beneficiaries**. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns.

(f) **Governing Law and Jurisdiction**. This Agreement shall be governed exclusively by, construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such State. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(g) **Waiver of Jury Trial**. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(h) **Several Liability**. The obligations of each Buyer under this Agreement are several and not joint with the obligations of the other Buyer, and neither Buyer shall be responsible in any way for the performance or non-performance of the obligations of the other Buyer. In the event of any damages arising out of the breach of this Agreement by both Buyers, each Buyer shall be responsible only for the portion of such damages arising from such Buyer's own breach.

(i) **Counterparts**. This Agreement may be executed in any number of counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

(j)   **Entire Agreement**.   This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter contained herein.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

BUYERS:

MHR Capital Partners Master Account LP

By: MHR Advisors LLC, its general partner

By: /s/ Janet Yeung
   Name: Janet Yeung
   Title: Authorized Signatory

MHR Capital Partners (100) LP

By: MHR Advisors LLC, its general partner

By: /s/ Janet Yeung
   Name: Janet Yeung
   Title: Authorized Signatory

SELLER:

Discovery Lightning Investments Ltd.

By: /s/ Roanne Lea Weekes
    Name: Roanne Lea Weekes
    Title: Director

ANNEX I

Buyer:	Applicable Purchased Shares	Applicable Purchase Price
MHR Capital Partners Master Account LP	312,140	$4,417,067.14
MHR Capital Partners (100) LP	41,194	$582,932.86
Total Purchased Shares	353,334	
Total Purchase Price		$5,000,000.00

EXHIBIT A
WIRE TRANSFER INSTRUCTIONS

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